FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 20, 2003

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

20 June 2003

PURCELL ANNOUNCES AN AGREEMENT TO ACQUIRE BELAIR

Calgary, Alberta -- Purcell Energy Ltd. (“Purcell”) (TSX-PEL) and BelAir Energy Corporation (“BelAir”) (TSX-BEC) jointly announce today that they have executed an Arrangement Agreement pursuant to which the business and operations of the two companies will be combined into Purcell, subject to certain conditions. BelAir shareholders will receive 0.354 of a Purcell common share for a portion of each one (1) BelAir common share and $0.10 cash for the remaining portion of such BelAir common share. At closing, Purcell will have 39,305,962 common shares outstanding, of which former BelAir shareholders will own 29% and Purcell shareholders will own 71%. The total consideration paid by Purcell for BelAir is approximately $60 million, comprised of $22.5 million of assumed net debt and the balance by the issue of Purcell common shares and cash.

The Board of Directors of Bel Air has unanimously agreed to recommend acceptance of the transaction and the Directors and management of BelAir have agreed to vote their common shares of BelAir to support the transaction. The Agreement provides that BelAir shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any acquisition proposal. BelAir and Purcell have both agreed to the payment of a non-completion fee of $1,000,000 under certain circumstances, should one party not complete the transaction.

In addition to the consideration for the acquisition, Purcell will add two directors from the members of the BelAir board of directors to its board, plus a third independent director at the next meeting of Purcell shareholders. BelAir’s nominees to the Purcell board of directors are Owen Pinnell and Harry Wheeler. In conjunction with this acquisition, Purcell intends to complete an equity offering of $15 million.

FirstEnergy Capital Corp. acted as financial advisor to BelAir. COSCO Canada Ltd. acted as exclusive financial advisor and Salman Partners Inc. acted as strategic advisor to Purcell.

Jan Alston, Purcell’s President & CEO commented, “The acquisition of BelAir is an excellent strategic fit for Purcell that broadens our production and reserves base. The combination will make Purcell one of only a few companies of our size in the Canadian petroleum industry.” According to Vic Luhowy, President and CE O of BelAir, “This acquisition will allow BelAir shareholders to participate in several high potential gas prospects that Purcell will be exploiting over the next few years. With strong gas market fundamentals in play during the near term future, there is good potential for substantial growth for Purcell.”

Following the acquisition, Purcell will have, on a combined basis, the following:

  Current average production of over 6,000 boepd (weighted 80% gas), comprising almost 29 mmcfpd of natural gas and 1200 bpd of crude oil and natural gas liquids.
  Combined proved reserves of approximately 15 MMboe and established reserves of 19 MMboe.
  Undeveloped land holdings in western Canada of over 300,000 net acres.
  Basic shares outstanding of approximately 39.3 million common shares .
  Market capitalization of over $100 million.

The all-in cost of the acquisition before tax, including transaction costs, is estimated as follows:

  $31,500 per boepd.
  $12.65 per boe of proved reserves.
  $10.40 per boe of established reserves.

BelAir’s production is concentrated in four core areas that are complementary to Purcell’s existing operations. BelAir’s areas are Turin in southern Alberta, Penhold in central Alberta, Doris in northern Alberta and Clarke Lake in northeast British Columbia. BelAir operates 80 percent of its production and has identified numerous exploration and development opportunities on its properties. Purcell will add these opportunities to its inventory of prospects, prioritizing those with the best risk-reward profile.

The tra nsaction requires the approval of BelAir shareholders and the information circular for the transaction will be mailed to BelAir shareholders no later then July 31, 2003. The transaction is also subject to all necessary regulatory approvals and customary conditions, including approval by a minimum of two-thirds of the shares voted at the special meeting.

Purcell and BelAir are based in Calgary, Alberta, Canada and explore for, develop and produce crude oil and natural gas.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy the securities to be distributed pursuant to the plan of arrangement. Such securities will not be and have not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration.

This news release contains forward-looking statements with respect to Purcell. These statements involve risks and uncertainties that could cause actual results to differ materially from forecasts. These risks and uncertainties include commodity prices, well production rates, drilling success, timing, and the successful implementation of the company's business strategy.

For further information contact:

Purcell Energy Ltd.

Jan M. Alston

President & CEO

(403) 269-5803

info@purcellenergy.com

www.purcellenergy.com

BelAir Energy Corporation

Victor M. Luhowy

President & CEO

(403) 265-1411

vluhowy@belairenergy.com

or

Owen C. Pinnell

Chairman (403)215-2427

pinnello@i3capital.com

www.belairenergy.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	June 20, 2003